ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April1, 2009

[redacted]

09045863

RECEIVED
2009 APR 14 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
1 April 2009 (ASX: Announcement and Media Release – FAR announces sale agreement on China Interests)

dlw 4/14

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

1 April 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR ANNOUNCES SALE AGREEMENT ON CHINA INTERESTS

As foreshadowed in earlier ASX releases, FAR has reached agreement to sell its 5 percent interest in Beibu Gulf Block 22/12.

The sale price of US$8 million is to be paid in three tranches

1. US$2 million within 14 days
2. US$3 million upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds
3. US$3 million once the project has produced 1 million barrels of oil (gross).

The buyer is South Sea Oil Pte.Ltd., a subsidiary of the South Korean Majuko Group. Majuko is a South Korean private company which has interests in Oil and Gas assets in North Africa, the Middle East and Russia.

FAR has informed CNOOC of its intention to sell its interest to the Majuko Group and CNOOC has indicated that it is ready to accept the Majuko Group as a new partner.

The sale will involve the disposal of FAR's wholly owned subsidiary Oil Australia Pty Ltd being the entity that holds the Beibu Gulf Interests.

The Block 22/12 Joint Venture comprises*:

Roc Oil (China) Company	40%
Horizon Oil Limited	30%
Petsec Energy Ltd	25%
Oil Australia Pty Ltd	5%

**CNOOC is entitled to participate up to a 51% funding equity level in any commercial development.*

Commenting on the Sale Agreement FAR's executive Chairman Michael Evans said:

This is another milestone for FAR following which the company will be free to focus on other opportunities that generate greater leverage for its shareholders. At the same time the introduction of a partner with stronger financial credentials will benefit the continuing participants in the Beibu Gulf Project, clearly a "win win" situation for all concerned.

The sale, coming on top of the recent placement and Agreement with Shell on Senegal, places FAR in a very robust financial position and poised to take advantage of new opportunities as they arise.

For information on FAR's drilling activities visit our website at www.far.com.au